UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       October 2003

              File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated October 1, 2003

2.

News Release dated October 10, 2003

3.

News Release dated October 15, 2003

4.

News Release dated October 22, 2003

5.

News Release dated October 31, 2003

6.

News Release dated November 7, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated:  November 12, 2003

                Signed:  /s/ Peter de Visser

                                                                           Peter de Visser, Director

CANDENTE RESOURCE CORP. – NEWS RELEASE

GOLD ZONES EXPANDED ON STAGHORN PROPERTY IN NEWFOUNDLAND

October 1st, 2003

Release No. 80                                                                                                                        DNT:TSX-V

Candente Resource Corp. (TSX-V: DNT) reports that the Company has expanded the extent of gold mineralization on the Staghorn property from 1 to 3 kilometers (km). Early stage results show geological similarities to intrusion-hosted orogenic deposits such as the 175 and 19 million oz gold deposits at Muruntau and Kumtor in Central Asia.

The 3 km extent of gold mineralization is evident in three main zones in bedrock, angular rock float, soils and heavy mineral concentrate (HMC) samples. Gold values ranging from 0.5 to 25.7 grams per tonne (gpt) – (many in the 3 to 5 gpt range) occur in one zone in rocks comprising 1m channels in trenches, selected samples and angular float in pits over a 70 by 30 m area. The trenched portion extends 42 meters (m) in length and 10 to 20 m in width.

This recently discovered zone was exposed by the removal of 10 metres of overburden. Locally derived angular, mineralized float can be found for several hundreds of meters on either side of the trenched bedrock mineralization. Overburden masks outcrop exposure outside the trenched area and on much of the property.

Recent interpretation of an airborne geophysical survey has identified three elongate 0.5 to 1.5 km magnetic features, which could be buried intrusions or pyrrhotite-bearing mineralized bodies, proximal to the areas of known gold mineralization.

The main gold centre is focused on a mega-kink fold (dilational jog) at the intersection of two faults where deformed granite is intruded by a series of undeformed igneous phases. Gold mineralization occurs in multiple directions of sheeted and stockwork quartz/sulphide veins.

Mineralization comprises arsenopyrite-pyrite-chalcopyrite-tetrahedrite-sulphosalt-gold (a reduced intrusion-related suite) in four distinct phases:

(1) quartz-arsenopyrite-pyrite-tetrahedrite-chalcopyrite-sulphosalts-gold veins

(2) pyrrhotite skarn mineralization

(3) iron carbonate cemented breccias sulphide bearing breccias +/- base metal sulphides

(4) gold placers

The styles of mineralization, host rocks, structural setting and geochemical signature found to date are all typical of intrusion hosted-orogenic deposits. The Company continues to advance exploration on this and other properties in Newfoundland.

The Company can earn 100% interest in the property by making cash payments totalling Cdn$105,520; issuing a total of 120,000 common shares; and making an aggregate of Cdn$500,000 in exploration expenditures over four years. The property is subject to a 2.5% NSR which may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000.

Candente is a junior exploration company focused on the acquisition and exploration of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1-877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo, President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Non Brokered Private Placement

October 10th, 2003

Release No. 81                                                                                                 DNT: TSX-V

Candente Resource Corp. (Candente) is pleased to announce that subject to regulatory approval, the Company has agreed to a Non-Brokered Private Placement to raise proceeds of Cdn$500,000 by issuing 625,000 Units at $0.80 per unit to one institutional placee. Each unit will consist of one share and one half share purchase warrant. One whole non-transferable share purchase warrant permits the holder to purchase one share of the Company at a price of $1.00 per Share for a period of twenty four months.

Terms of the placement were reserved using Form 4A - ‘Price Reservation Form’, filed September 24th, 2003. The funds will be used for exploration on the Company’s properties, general working capital and acquisition purposes.

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects. Management has a track record of discovering world-class mineral deposits.

For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. . The company relies upon litigation protection for forward looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Stock Options

October 15th, 2003

Release No. 82                                                                                                  DNT:TSX-V

CANDENTE INCENTIVE STOCK OPTIONS

Candente Resource Corp. (the Company) would like to announce that the Company has granted Incentive Stock Options to arms length employees and consultants in the amount of 200,000 shares at a price of $0.69 for a period of five years.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1-877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter de Visser”

Peter de Visser, Chief Financial Officer

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP.- NEWS RELEASE

October 22nd, 2003

Release No. 83                                                                                                                         DNT: TSX-V

CANDENTE COMPLETES FINANCING WITH PASSPORT CAPITAL, LLC

Candente Resource Corp. - DNT:TSX-V (the Company) is pleased to announce it has closed the previously announced non-brokered private placement of 625,000 units at $0.80 per unit to raise a total of Canadian $500,000 with Passport Capital, LLC of San Francisco, California. Each unit consists of one share and one half-share purchase warrant. One whole non-transferable purchase warrant allows Passport to purchase one share of the Company at a price of $1.00 per share during a period of twenty four months. The common shares issued under the units are subject to a 4-month hold period expiring February 22, 2004. The funds will be used for general working capital and exploration of the Company’s properties, general working capital and acquisition purposes.

On another matter, Candente’s management would like to invite you to come and meet Joanne C. Freeze, President & CEO and other company personnel at the following conferences: Chicago Natural Resource/Technology Conference and Exhibition - Saturday October 25th, 2003, New Orleans Investment Conference October 29 through November 2nd, 2003, San Francisco Precious Metals Conference November 23rd and 24th , 2003.

Candente is a well financed junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Stock Options

October 31st, 2003

Release No. 84

                                                                                                                           DNT:TSX-V

CANDENTE INCENTIVE STOCK OPTIONS

Candente Resource Corp. (the Company) would like to announce that the Company has granted Incentive Stock Options to directors, employees and consultants in the amount of 500,000 shares at a price of $0.80 for a period of five years.

Candente is a junior exploration company focused on the acquisition, exploration and development of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1-877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter de Visser”

Peter de Visser, Chief Financial Officer

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Private Placement Financing with Octagon Capital

November 7th, 2003

Release No. 85                                                                                                                          DNT: TSX.V

Candente Resource Corp. (Candente) is pleased to announce that subject to regulatory approval, the Company has entered into an agreement with Octagon Capital Corporation (“Octagon”) under which Candente agrees to raise gross proceeds of Cdn$2,000,000 through a brokered Private Placement of 1,904,762 Units at $1.05 per unit. Octagon has been granted the option to increase the number of Units offered by 476,191 Units at the issue price (for an additional $500,000) at any time prior to the closing of the offering. Each unit will consist of one share and one half-share purchase warrant. One whole non-transferable share purchase warrant permits the holder to purchase one share of the Company at a price of $1.50 per share for a period of eighteen months following closing.

The net proceeds of the private placement will be used for funding exploration and development activities on Candente’s mineral properties in Peru and Newfoundland, Canada and for general corporate purposes.

In consideration of its services as agent, Octagon will receive a commission in the amount of 7% of the gross proceeds from the sale of the Units and receive compensation options equal to 10% of the total number of the Units sold. Each compensation option will entitle the holder to purchase one common share of Candente at a price of $1.05 for a period of eighteen months from the closing of the issue. In addition, the Company will reimburse Octagon of its reasonable out-of-pocket expenses in connection with the private placement.

Unit Pricing terms of the placement were reserved using Form 4A – “Price Reservation Form”, filed on November 6th, 2003.

Candente is an aggressive mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a track record of discovering world-class mineral deposits. For more information on our current exploration progress visit www.candente.com and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANYOF THE SECURITIES IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The company relies upon litigation protection for forward looking statements.